SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2004
                        Commission File Number 001-16081

                                      HAVAS
                 (Translation of registrant's name into English)

                              2 allee de Longchamp
                             92281 Suresnes, France

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F |X|                 Form 40-F |_|

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   |_|                     No    |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                                      HAVAS

      On September 17, 2004, Havas filed with the Autorite Des Marches Financiers an update of its 2003 Annual Report, which was filed with the Autorite Des Marches Financiers on April 30, 2004. Attached as Exhibit 1 to this Report on form 6-K, and incorporated herein by reference, is the text of the September 17, 2004 update.

      The exhibit contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to Havas' business and the industry and sectors in which Havas and its subsidiaries operate. Forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "project," "estimate," "anticipate," "looking ahead," "look," "plan," "believe," "expect," "likely," "should," "intend," "continue," "potential," "opportunity," "objective," "goal," "aim," "outlook" or the negative of those terms or other variations of those terms or comparable words or expressions. By their nature, forward-looking statements involve risks and uncertainties because they are based on Havas' current expectations, estimates, projections and assumptions concerning events and circumstances that will occur in the future. There are a number of factors that could cause Havas' actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include the following:

      o the general economic conditions in Havas' principal markets, including any economic disruption or uncertainty resulting from geopolitical events or terrorist attacks or similar events that may occur in the future;

      o the level of worldwide spending on advertising and communications services by advertisers;

      o     Havas' ability to retain existing clients and attract new ones;

      o the unanticipated loss of an important client or a portion of an important client's business, changes in the advertising and communications services budgets of clients, and the financial performance and condition of clients;

      o Havas' ability to retain key personnel while continuing to control labor costs;

      o     the impact of competition in Havas' industry;

      o Havas' ability to realize expected benefits from its strategic reorganization and to successfully dispose of selected businesses and real estate in its ongoing worldwide restructuring;

      o Havas' ability to implement its strategy and to successfully integrate businesses it has acquired; and

      o     Havas' ability to adjust to the changing trends in its industry.

      Forward-looking statements speak only as of the date they are made, and Havas undertakes no obligation to update publicly any of them in light of new information or future events or circumstances. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission.

      Unless otherwise indicated, the financial information contained in the exhibit has been prepared on the basis of accounting principles generally accepted in France, which we refer to as French GAAP. French GAAP differs in certain material respects from generally accepted accounting principles in the United States, which we refer to as US GAAP. Because this financial information by its very nature is not calculated and presented in accordance with US GAAP, it should not be viewed as a substitute for, and should be read in conjunction with, our audited consolidated financial statements and the notes to the financial statements included in our Annual Report on Form 20-F filed with the Securities and Exchange Commission May 28, 2004.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       HAVAS
                                       (Registrant)


Date:  September 27, 2004              By:    /s/ Jacques Herail
                                              ----------------------------------
                                       Name:  Jacques Herail
                                       Title: Executive Vice President and Chief
                                              Financial Officer

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                                      HAVAS

                                INDEX TO EXHIBITS

Exhibit

1 Update filed on September 17, 2004 with the Autorite Des Marches Financiers, of the Havas 2003 Annual Report, which was filed with the Autorite Des Marches Financiers on April 30, 2004